EXHIBIT I

February 23, 2001

Inter-Him N.V.

Reactorweg 101, Postbox 30200

3503 Ad Utrecht

The Netherlands

Ladies and Gentlemen:

The undersigned shareholder of Harold's Stores, Inc., an Oklahoma corporation (the "Company"), beneficially owns shares of the Company's common stock, $.01 par value ("Common Stock"), and understands and agrees as follows:

The Company proposes to sell to Inter-Him N.V., a Netherlands Antilles corporation (the "Purchaser") 300,000 shares of a newly-created class of preferred stock (the "Preferred Stock") for an aggregate purchase price of $6,000,000 pursuant to a term sheet dated February 6, 2001 and a Series 2001-A Preferred Stock Purchase Agreement dated on or about February 23, 2001 (the "Purchase Agreement"). The Preferred Stock will be convertible into Common Stock upon the approval of the conversion feature of the Preferred Stock by the shareholders of the Company at their 2001 annual meeting. To ensure that this conversion feature is approved by the shareholders, and as a condition to the closing of the sale of the Preferred Stock, the Purchase Agreement requires certain shareholders of the Company to enter into a Voting Agreement (the "Voting Agreement") in which, among other things, such shareholders will agree to vote their shares of Common Stock in favor of the conversion feature of the Preferred Stock, and will grant proxies to the Purchaser to so vote their shares. The undersigned shareholder is one of the shareholders who will be a party to the Voting Agreement.

The undersigned acknowledges that sales or other transfers by the shareholders who will be entering into the Voting Agreement, including the undersigned, prior to the vote of the shareholders of the Company as to the conversion feature of the Preferred Stock at the 2001 annual meeting of shareholders of the Company, could prevent, or make more difficult, the approval of such conversion feature at the annual meeting. The undersigned further acknowledges that the conversion feature is an essential element of the Purchaser's bargain in connection with its purchase of the Preferred Stock, and that the Purchaser should be assured that the conversion feature will be approved by the shareholders at the 2001 annual meeting.

The undersigned acknowledges and agrees that it is in the best interests of all security holders of the Company, and in the best interests of the Company, for the Company to consummate the sale of the Preferred Stock pursuant to the Purchase Agreement.

To induce the Company and the Purchaser to enter into the Purchase Agreement and to consummate the sale of the Preferred Stock, and in consideration of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound, hereby agrees that, without the prior written consent of the Purchaser, the undersigned will not offer for sale, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible into, exercisable or exchangeable for, shares of Common Stock, until adjournment of the 2001 annual meeting of shareholders of the Company.

Dated: February 23, 2001

Signature of Shareholder

(typed or printed name of

Shareholder)